Exhibit 99.(a)(3)
SPECTRUM PHARMACEUTICALS, INC.
(the “Company”)
LETTER OF TRANSMITTAL
To Spectrum Pharmaceuticals, Inc.:
     I am currently employed by the Company and am the holder of eligible options, as defined. I have received from the Company the offering materials filed with the Securities and Exchange Commission on Schedule TO on Monday, March 23, 2009 describing the offer to tender certain stock options for the right to receive a Cash Payment (the “offering materials”), and I am eligible to participate in the offer. I have reviewed the list of my eligible options and understand that, by participating in the repurchase offer, I agree to sell certain or all of these eligible options.
     In return for my eligible options that I have selected to sell, I understand the Company will grant me a Cash Payment of $0.01 or $0.60 per share underlying the option, as specifically set forth in Section III.2, which represents the right to receive a specified Cash Payment as soon as practicable following the expiration of this offer, subject to certain conditions described in the offering materials.
     For purposes of participating in the repurchase offer, if I elect to participate in the repurchase offer, I shall give up my entire ownership interest in all of my eligible options that I have selected to sell, and understand that such options become null and void as of the date that the offer expires.
     I hereby elect to participate in the repurchase offer dated Monday, March 23, 2009 with respect to my eligible options. I understand that if I do not indicate below which of my eligible options that I wish to sell, that I will sell all of my eligible options.

Grant Date	Shares Granted	Exercise Price	I hereby:
☐ elect ☐ do not elect
☐ elect ☐ do not elect
☐ elect ☐ do not elect
     I hereby ☐ elect ☐ do not elect to participate in the share purchase dated Monday, March 23, 2009 by using some or all of my Cash Payment to purchase shares of our common stock directly from us.
     To participate in the share purchase dated Monday, March 23, 2009, I hereby elect to purchase shares using the following amount of my Cash Payment (Please circle only one):
     $______ (for a specific dollar amount) (If in excess of my Net Payment, I will have to deliver a check to the Company to cover the required withholdings)
     Net Payment (for all of my Cash Payment, net of all required withholdings)
     Cash Payment (for all of my Cash Payment, whereby I will have to deliver a check to the Company to cover the required withholdings)
I understand that if I do not select a choice above with respect to my Cash Payment, or if I select more than one option, that I will receive a Net Payment and will not participate in the share purchase.

     I acknowledge that I will be unable to revoke the elections described in this Letter of Transmittal after the repurchase offer expires, which is currently scheduled to occur at 11:59 P.M., Pacific Time, on Monday, April 20, 2009.

Signature of Holder:

Print Name:

Home Telephone:

Date:

Address:
By his or her signature below, the spouse of the Holder, if Holder is legally married as of the date of his or her execution of this Letter of Transmittal, acknowledges that he or she has read this Offer and all related materials and is familiar with the terms and provisions thereof, and agrees to be bound by all the terms and conditions thereof.

Printed Name and Signature of Spouse

OR
By his or her signature below, the Holder represents that he or she is not legally married as of the date of execution of this Letter of Transmittal.

Holder

Print Name: